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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON,  D.C. 20549

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                                    SCHEDULE 14D-9

                        SOLICITATION/RECOMMENDATION STATEMENT
        (Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934)


                                 WEDGESTONE FINANCIAL

                                 (Name of the Issuer)

                                 WEDGESTONE FINANCIAL

                         (Name of Person(s) Filing Statement)

               SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE PER SHARE

                            (Title of Class of Securities)

                                     948900 10 5

                        (CUSIP Number of Class of Securities)

                                    David L. Sharp
                                      President
                                 Wedgestone Financial
                         5200 N. Irwindale Avenue, Suite 168
                             Irwindale, California 91706
                                     818-338-3555

     (Name, Address and Telephone Number of Persons Authorized to Receive
      Notices and Communications Behalf of Person(s) Filing Statement)

                                   WITH COPIES TO:

                                   Kevin L. Crudden
                        Robins, Kaplan, Miller & Ciresi L.L.P.
                                  2800 LaSalle Plaza
                                  800 LaSalle Avenue
                             Minneapolis, Minnesota 55402

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               The Exhibit Index is located on Page 8.


ITEM 1.   SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Wedgestone Financial (the "Company"). The address of the principle executive offices of the Company is 5200 N. Irwindale Avenue, Suite 168, Irwindale, California 91706. The title of the class of equity securities to which this Statement relates is the Company's shares of beneficial interest, $1.00 par value per share (the "Shares").

ITEM 2.   TENDER OFFER OF THE COMPANY.

     This Statement relates to the tender offer by the Company to purchase all of the Shares held by the Company's shareholders other than those shares held by the Remaining Shareholders (JCS Management Co., Inc., PFG Corp., RAB Management Corp., JMS Holdings, Co., Inc., Stockwood LLC) (such shareholders, the "Public Shareholders" and such Shares, the "Publicly Held Shares"), at $0.67 per Share, net to the seller in cash, without interest thereon (the "Offer Price") upon the terms and subject to the conditions set forth in the Offer to Purchase dated February__, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Rule 13e-4 Transaction Statement on
     Schedule 13E-4 dated February __, 1998 (the "Schedule 13E-4"), and in a Rule 13e-3 Transaction Statement on Schedule 13E-3 dated February __, 1998 (the "Schedule 13E-3"), both of which are filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder on the date hereof. The address of the principal executive offices of the Company is 5200 N. Irwindale Avenue, Suite 168, Irwindale, California 91706.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Items 1 and 2 above.

     (b) Except as described herein, and in the Exhibits attached hereto, to the knowledge of the Company, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company and its executive officers, trustees or affiliates.

               (i) The Remaining Shareholders. JCS Management Co., Inc., PFG Corp., RAB Management Corp., JMS Holdings, Co., Inc. and Stockwood LLC (the

                                          2

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                     "Remaining Shareholders") own approximately 62.4% of the
                     Shares. Mr. Shaw is the Chief Executive Officer and a trustee of the Company. The Remaining Shareholders have informed the Company that they do not intend to tender any Shares owned by them pursuant to the Offer; therefore, assuming the completion of the Offer (and possible merger described therein), the Company will become a private company which will be owned 100% by the Remaining Shareholders. Certain information contained in the Company's Form 10-K Annual Report for the fiscal year ended December 31, 1997 (the "10-K Annual Report") with respect to the compensation paid to the Remaining Shareholders and the other trustees by the Company for their services as executive officers and/or trustees or financial consultants to the Company is set forth in
                     Exhibit 8 hereto and incorporated herein by reference.

               (ii) Interests of Certain Persons in the Offer. Pursuant to the Offer to Purchase, the Public Shareholders, including certain trustees and employees of the Company, will be entitled to receive the Offer Price for each share currently held which is tendered in the Offer and accepted for payment in accordance with its terms. Please see "Offer to Purchase -- Special Factors -- Beneficial Ownership of Shares," attached as Exhibit 1 hereto and hereby incorporated herein by reference.

               (iii) Indemnification of Officers and Trustees. The Company's
                     Declaration of Trust provides that the Company shall indemnify its trustees and officers, and may purchase and maintain liability insurance for such persons, as, and to the full extent, permitted by the Massachusetts Business Corporation Law (the "MBCL"). Pursuant to the provisions of the MBCL, the Company has the power to indemnify its officers, trustees, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred by any such party in connection with any threatened, pending, or completed action, suit, or proceeding, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding, in connection with any such person's position in the Company. The Company has such authority to indemnify trustees and officers only if it is determined that the trustee or officer conducted himself in good faith and reasonably believed that his conduct was in or not opposed to the Company's best interests, and, in the case of criminal proceedings, had no reasonable cause to believe his conduct was unlawful. The Company may indemnify a trustee or officer in an action brought by or in the right of the corporation only if such director or officer was not found liable to the corporation, unless or only to the extent that a court finds him to be fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

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ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a)       Recommendation.

               At the February 9, 1998 board meeting, the board, based in part upon the unanimous recommendation of the independent committee (i.e. those directors who are not officers of the Company or legal counsel to the Company hereinafter, the "Independent Directors"), by unanimous vote of all directors present and voting determined that the Offer is fair to and in the best interests of the Public Shareholders, approved the Offer and recommended that such shareholders accept the Offer and tender their Shares pursuant thereto.

               Therefore, the board recommends that the Public Shareholders tender all their Shares pursuant to the Offer.

               A copy of a letter to all shareholders of the Company communicating the recommendations of the members of the Board is filed as Exhibit 9 hereto and is incorporated herein by reference.

     (b) Background; Reasons for the Recommendation of the Independent Directors and the Board; Opinion of Commonwealth Associates.

               For a description of the background of the Offer, the reasons for the recommendation of the Independent Directors and the Board, and the Opinion of Commonwealth Associates, please see "Offer to Purchase - Special Factors - Purpose and Background of the Offer; Certain Effects of the Offer; Plans of Company after the Offer;" "Offer to Purchase - Special Factors -- Recommendation of the Company's Board; Fairness of the Offer;" and "Offer to Purchase - Special Factors -- Opinion of Commonwealth Associates " (all of which information is hereby incorporated by reference, and all being a part of Exhibit 1 attached hereto).

ITEM 5.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     (a) Commonwealth Associates, pursuant to an Engagement Letter dated December 24, 1997 (the "Commonwealth Associates Engagement Letter"), has been retained by the Board, upon the recommendation of the Independent Directors, to render an opinion to the Board (including the Independent Directors) concerning the fairness to the Public Shareholders, from a financial point of view, of the consideration to be offered to such shareholders in the Offer. Pursuant to the Commonwealth Associates Engagement Letter, the Company has paid to Commonwealth Associates a fee of $100,000, and has agreed to reimburse Commonwealth Associates $5,000 for reasonable out-of-pocket expenses incurred in connection with the performance of Commonwealth Associates' services pursuant to the Commonwealth Associates

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               Engagement Letter.

               The Company's Independent Directors recommended Commonwealth Associates to render the opinion referenced to above, and the Board decided to engage Commonwealth Associates for this purpose because Commonwealth Associates is a reputable regional investment banking firm and regularly engages in the valuation of businesses and their securities. The Independent Directors requested bids from two other investment banking firms and decided to recommend Commonwealth Associates to the Board based on their evaluation of all the bids.

     (b) For identification of persons employed, retained or to be compensated by the Company to make solicitations or recommendations to the Public Shareholders please see that portion of Exhibit 1 attached hereto entitled "Offer to Purchase -- Special Factors -- Fees and Expenses;" and "Offer to Purchase -- the Tender Offer -- Section 13. Fees and Expenses."

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best knowledge of the Company, no transactions in the Shares have been effected during the past 60 business days by the Company or any of its executive officers, trustees or affiliates.

     (b) For a description of the Company's knowledge with respect to the intent of the executive officers, trustees, and affiliates of the Company to tender Shares either held of record or beneficially owned by such persons, please see "Offer to Purchase -- Introduction;" and "Offer to Purchase -- Special Factors -- Interests of Certain Persons in the Offer and the Merger," which are hereby incorporated by reference and are a part of Exhibit 1 attached hereto.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Items 3 and 4 above, and except as set forth in the Offer to Purchase attached hereto as Exhibit 1 and incorporated by reference, to the knowledge of the Company no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, and except as set forth in the Offer to

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               Purchase attached hereto as Exhibit 1 and incorporated herein by reference, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in clauses (i) through (iv) of paragraph (a) of this Item 7. Please see the information set forth under "Offer to Purchase -- Introduction" and "Offer to Purchase -- Special Factors -- Purpose and Background of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," which information is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     Not Applicable.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1   -   Offer to Purchase dated February __, 1998.

     Exhibit 2   -   Letter of Transmittal.

     Exhibit 3   -   Form of Notice of Guaranteed Delivery.

     Exhibit 4   -   Form of Letter from Inisfree M&A Incorporated to Brokers,
                     Dealers, Commercial Banks, Trust Companies and Nominees to
                     Clients.

     Exhibit 5   -   Form of Letter from Brokers, Dealers, Commercial Banks,
                     Trust Companies and Nominees to Clients.

     Exhibit 6   -   Form of Guidelines for Certification of Taxpayer
                     Identification Number on Substitute Form W-9.

     Exhibit 7   -   Press Release issued by the Company on February 9, 1998.

     Exhibit 8   -   Item 11 of the Company's 10-K Annual Report relating to
                     compensation of the Company's trustees and executive officers.

     Exhibit 9   -   Letter to Shareholders dated February __, 1998
                     Communicating the Recommendations of the Members of the Board.

     Exhibit 10  -   Clawback Agreement by and among Wedgestone Financial, the
                     Company and the Remaining Shareholders dated February 9,
                     1998.

     Exhibit 11  -   Opinion of Commonwealth Associates dated January 30, 1998.

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                                      SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 24, 1998



                                   WEDGESTONE FINANCIAL


                                   By:   /s/ David H. Sharp
                                       -------------------------
                                   Name: David H. Sharp
                                   Title: President

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                                    EXHIBIT INDEX

                                                                         PAGE IN
                                                                      SEQUENTIAL
                                                                       NUMBERING
EXHIBIT NO.                                                               SYSTEM
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     Exhibit 1  -   Offer to Purchase dated February __, 1998.

     Exhibit 2  -   Letter of Transmittal.

     Exhibit 3  -   Form of Notice of Guaranteed Delivery.

     Exhibit 4  -   Form of Letter from Inisfree M&A Incorporated to Brokers,
                    Dealers, Commercial Banks, Trust Companies and Nominees to
                    Clients.

     Exhibit 5  -   Form of Letter from Brokers, Dealers, Commercial Banks,
                    Trust Companies and Nominees to Clients.

     Exhibit 6  -   Form of Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.

     Exhibit 7  -   Press Release issued by the Company on February 9, 1998.

     Exhibit 8  -   Item 11 of the Company's 10-K Annual Report relating to
                    compensation of the Company's trustees and executive officers.

     Exhibit 9  -   Letter to Shareholders dated February __, 1998 Communicating the Recommendations of the Members of the Board.

     Exhibit 10 -   Clawback Agreement by and among Wedgestone Financial, the
                    Company and the Remaining Shareholders dated February 9,
                    1998.

     Exhibit 11 -   Opinion of Commonwealth Associates dated January 30, 1998.

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